UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

(Name of Issuer)
National Telephone Company of Venezuela (CANTV)

(English Translation of Issuer Name)
Class D Common Shares,
Nominal Value Bs. 36.90182224915 Per Share (“Class D Shares”)
American Depositary Shares Each Representing
Seven (7) Class D Shares (“ADSs”)

(Title of Class of Securities)
P3055Q103 (Class D Shares)
204421101 (ADSs)

(CUSIP Number)
Valarie A. Hing Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 4, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS The Bolivarian Republic of Venezuela

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Venezuela

	7	SOLE VOTING POWER

NUMBER OF		Class D Shares: 652,050,928 ADSs: None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Class D Shares: 652,050,928 ADSs: None

WITH	10	SHARED DISPOSITIVE POWER

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class D Shares 652,050,928 ADSs None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.38%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Government)

*   Based on the 690,906,299 Class D Shares reported as outstanding as of December 31, 2007 (as reported in the Issuer’s Form 6-K filing on March 27, 2008).

Amendment No. 4 to Schedule 13D
     This is the fourth amendment (“Amendment No. 4”) to the Statement on Schedule 13D originally filed by the Bolivarian Republic of Venezuela (the “Republic”) on February 12, 2007 and amended on May 8, 2007, May 15, 2007, and April 1, 2008 relating to the Class D Common Shares, nominal value Bs. 36.90182224915 per share (the “Class D Shares”), and American Depositary Shares, each representing seven Class D Shares (the “ADSs”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (the “Issuer”).
     The Schedule 13D is hereby amended as follows. Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the “Schedule 13D”).
Item 4. Purpose of Transaction
     The information in Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     On April 4, 2008, the Republic consummated the Transaction, as contemplated by the Purchase Agreement dated March 31, 2008 between the Republic and Renaissance, by purchasing 3,613,996 ADSs (representing 25,297,972 Class D Shares) from Renaissance.
Item 5. Interest in Securities of the Issuer
     The information in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
     (a) As of the date hereof, and as a result of the closing of the Transaction, the Republic beneficially owns 652,050,928 Class D Shares representing 94.38% of the Issuer’s issued and outstanding Class D Shares, based on 690,906,299 Class D Shares reported as issued and outstanding as of December 31, 2007 in the Issuer’s Form 6-K filed on March 27, 2008.
     (b) The Republic has the sole power to vote or to direct the vote of, and dispose or direct the disposition of 652,050,928 Class D Shares.
     (c) Other than the purchase of 3,613,996 ADSs representing 25,297,972 Class D Shares, pursuant to the Purchase Agreement reported on this Amendment No. 4, and the subsequent surrender of the ADSs and withdrawal of the underlying Class D Shares, there were no transactions in Class D Shares or ADSs effected by the Republic in the sixty (60) days prior to this filing.
     (d) - (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: April 4, 2008

THE BOLIVARIAN REPUBLIC OF VENEZUELA

/s/ Socorro Hernández

By:	Socorro Hernández
Title:	Minister of the Popular Power for Telecommunications and Information Technology of the Bolivarian Republic of Venezuela